3Q26 Earnings Release November 2026 Banking strength, technology at scale, a flywheel in motion

Highlights 3Q26

Net Revenue Growth

+26% YoY

ROE

16% **+160** Basis Points YoY



Total Clients
26.3
27.8
29.4
30.4
31.7
33.3
34.9
36.1
37.7
39.3
41.3
43.1
44.0
45.3
46.8
Net Income
11
49
91
151
183
206
243
275
287
315
336
374
395
421
425
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

Note: Definitions are in the Appendix section of this Earnings Presentation.

1

CEO Letter 2 We are pleased to share our 3Q26 results, with record net income of R$425 million, up 26% year over year. We now serve 46.8 million clients, 27.1 million of them active, and we rank among the fastest growing retail banks in the Americas. Since launching the first digital bank in Brazil, Inter has grown consistently for more than 10 years. Today, the combination of a bank's strength with a tech company's speed and innovation drives our flywheel of learning effects, fueling growth and sustainable profitability. We are executing with confidence, built on four pillars: a fortress balance sheet, alignment with the regulator's direction, a growing client franchise, and a technology base advancing with AI. Our 60/30/30 and Rule of 50 continue to lead our ambition to grow with profitability. These results show the strength of our model, and we are well positioned for the next phase of growth. As in 2015, when we built the foundation for our digital model, we are making a bold investment again, this time on AI. More than 700 AI models already run in production across our teams, and in software development, tasks that took ten days now take four. Seven, our multi-agent AI assistant for clients, resolves about 85% of client requests without human support. To accelerate this work, we signed a strategic partnership with SpaceXAI. We have also built a leadership structure for this next cycle. Alexandre Riccio is our new Chief Operating Officer, focused on operational excellence and credit underwriting. Francisco Santos joins as our Chief Growth Officer, focused on growth and monetization in Brazil. Santiago Stel continues as our CFO, focused on profitability and capital allocation. In short, Alexandre makes every turn run better, Francisco makes every turn bigger, and Santiago makes sure each turn is profitable. With robust capital, a strong brand, a talented team and our "BanTech" design, we are well positioned to leapfrog in the years to come. Highlights of the quarter reflect growth with discipline. Our expanded loan portfolio grew 25% year over year, almost 3 times the pace of the Brazilian market, while we managed credit quality with discipline. NPL over 90 days rose to 5.3%, mainly from private payroll loans and credit cards, while early delinquency (NPL 15 to 90 days) fell to 4.2% from 4.5% in 2Q26, as the first improvements are visible in private payroll, where automatic relinkage is now live. Looking ahead, we expect the gap between revenue and expenses to keep widening, driving continuous improvement in our efficiency ratio and further profitability expansion. Our model was built for any cycle, even in a challenging macro scenario. A flywheel only matters if it can run for years, getting stronger each time. We have the right business positioning and the team to turn technology leadership into lasting, profitable growth. Thank you to our clients, employees, partners and shareholders. Your trust and dedication make this journey possible. Banking Strength. Technology at Scale. A Flywheel in Montion Inter&Co Global CEO João Vitor Menin

Note: Definitions are in the Appendix section of this Earnings Release. Quarter Highlights 3Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

In 3Q26 we reached 27.1 million active clients with an activation rate of 58%, Over the past 12 months, we added 3.2 million new active clients to our platform. We adopted a more selective approach to increase the number of clients, maintaining high activation rates during the onboarding process, resulting in a more efficient journey and driving faster CAC payback with a focus on monetization and ARPAC increase. It is growth with discipline, with focus on monetization. With an average of 22 million daily logins in 3Q26, up from 20 million in 3Q25, transaction volumes reached another record. We processed an average of 31 million financial transactions daily, compared with 28 million in September 2025. TPV growth continued to outpace client growth, with R$483 billion in transactions during 3Q26 across Pix, debit, and credit cards. Our focus on engagement has resulted in a significant market share in Pix transactions of approximately 9%. Credit card TPV also demonstrated solid growth of 14% YoY, driven by the success of our value proposition across different card segments: Win, for wealthier clients; Prime, for middle-upper-income clients; and One, for retail. Our ability to deliver a consistent and superior client experience is also reflected in our industry-leading Net Promoter Score (NPS) of 88, which highlights both the satisfaction and loyalty of our client base. These results underscore the trust our clients place in Inter to meet their financial needs, further strengthening their engagement with our platform. logins per day2 vs. 19.8 mm in Sep/25 fin. transactions per day3 vs. 28mm in Sep/25 88 NPS1 Excellence zone 21.9mm 31mm 56% 57% 57% 58% 58% 58% 59% 58% 58% 19.5 20.6 21.6 22.7 23.9 25.0 25.8 26.4 27.1 34.9 36.1 37.7 39.3 41.3 43.1 44.0 45.3 46.8 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 4 1.0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Active Clients Total Clients In millions Cards + Pix TPV4 In R$ billions Note: Definitions are in the Appendix section of this Earnings Release. Note 1: As September/2026. Note 2: The login volume used in this calculation was based on the average of total logins per day of September/26 and September/25. Note 3: September/26. Note 4: Scale of PIX volume was reduced to fit on page. 4 Unit Economics 12.9 14.1 13.7 14.6 15.6 16.9 16.5 17.2 17.8 12.6 13.7 13.2 13.9 14.2 15.8 14.3 15.2 15.4 294 337 315 346 383 430 396 420 450 320 364 342 374 412 462 427 453 483 - 2 0 .0 4 0 .0 6 0 .0 8 0 .0 1 0 .0 1 20 .0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 ΔYoY +5.5 mm +3.2 mm Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

18.7 19.6 18.2 19.1 20.2 21.2 21.0 22.2 22.3 32.5 33.6 31.4 32.3 33.2 35.1 34.1 35.5 35.6 13.8 14.0 13.1 13.1 13.1 13.8 13.1 13.2 13.3 47.2 49.3 50.0 53.7 56.8 58.5 57.0 58.6 59.7 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Serve Gross ARPAC ARPAC and CTS Evolution In R$, monthly Note: Definitions are in the Appendix section of this Earnings Release. Gross ARPAC by Cohort In R$, monthly Quarters of Relationship 5 By focusing on attracting clients with potential higher engagement to drive revenue growth, we are reinforcing the long-term sustainability of our business model, our flywheel in motion. Not only volume of transactions show higher engagement and increasing principality, but also net ARPAC reached a record R$35.6 in 3Q26, a 7% increase YoY. At the same time, our commitment to operational efficiency is evident in a stable CTS of R$13.3, with 85% of our customer contact being served by AI. This combination has resulted in an all-time high net margin per active client of R$22.3, an 11% improvement YoY. High level of client activation and engagement continue to fuel revenue growth across both newer and more established client cohorts, as demonstrated by our cohort chart. Mature ones delivered a gross ARPAC of more than R$120, highlighting the enduring strength, resilience, and long-term value of our client relationships. 3Q26 2Q18 Unit Economics +R$120 Mature Gross ARPAC R$60 Avg. Gross ARPAC 0 10 20 30 40 50 60 70 80 90 100 110 12 0 13 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Public Payroll + Personal⁴ SMBs³ Credit Card Total R$ millions Loans per Active Client² 6 In 3Q26, our expanded loan portfolio reached R$58.1 billion, up 25% yoy almost 3x times the pace of the Brazilian market, as we continue to grow with discipline and gain market share across key segments. Private payroll loans reached R$3.1 billion, up 147% year over year, through a scalable, low-cost and collateralized model. SMB loans grew 22% yoy , led by Pronampe loans (a government-backed program for small businesses), which grew 73%. Real estate loans, which include mortgages and home equity, grew 37% yoy. Our digital model, with faster approvals, is our main competitive advantage in this segment. At the same time, earmarked housing credit (subsidized loans from state-owned banks) is shrinking because their funding has become scarce. This gives us more room to grow in mortgages and home equity. Credit card portfolio grew 18% yoy, down from 30% a year ago. This slowdown was a deliberate risk management decision. In a challenging macro scenario, we chose to grow more selectively, prioritizing higher-quality and existing clients, enhanced underwriting and profitability over volume. Mortgage + Home Equity⁵ Expanded Loan Portfolio¹ & Loan per active client In R$ billion & in R$ thousands Loan Portfolio Gross Loan Portfolio Private Securities⁶ Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Expanded Loan Portfolio = Loans and advancements to costumers, gross of provision expenses + private securities. Note 2: Total gross loan portfolio divided by total active clients. Note 3: SMB includes Agribusiness loans. Note 4: Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS and other loans. Note 5: Home Equity, business and individuals’ portfolio, Mortgage and US Mortgage. Note 6: Private Securities = Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), and Development Bills of Credit. 1.73 1.73 1.73 1.77 1.83 1.93 1.93 1.97 2.01 1 .72 1 .7 1 .82 1 .87 1 .92 1 .97 2 .02 2 .07 Private Payroll 8.0; 22.3% 8.2; 21.7% 8.7; 21.9% 9.2; 21.5% 9.8; 21.1% 10.2; 20.0% 10.3; 19.4% 10.1; 18.2% 9.9; 17.0% 0.2; 0.5% 0.7; 1.7% 1.3; 2.7% 1.9; 3.7% 2.5; 4.7% 2.8; 5.1% 3.1; 5.3% 10.3; 28.8% 11.3; 29.8% 12.2; 30.6% 13.3; 31.1% 14.5; 31.3% 16.2; 31.7% 17.3; 32.8% 18.2; 32.9% 19.9; 34.3% 4.7; 13.1% 4.3; 11.4% 4.0; 10.1% 4.0; 9.3% 4.3; 9.2% 4.7; 9.2% 4.1; 7.8% 4.7; 8.5% 5.2; 8.9% 10.8; 30.2% 11.8; 31.2% 12.3; 30.8% 13.0; 30.3% 14.0; 30.1% 15.3; 29.9% 15.6; 29.5% 16.0; 28.9% 16.5; 28.4% 33.7 35.6 37.4 40.2 43.8 48.3 49.8 51.9 54.6 35.7 37.8 39.8 42.9 46.4 51.0 52.9 55.4 58.1 2.0; 5.5% 2.2; 5.9% 2.4; 6.1% 2.6; 6.1% 2.6; 5.6% 2.8; 5.4% 3.1; 5.8% 3.5; 6.3% 3.5; 6.1% - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

We are managing credit quality with discipline. NPL over 90 days reached 5.3% on the expanded portfolio. The increase came mainly from private payroll loans fast expansion and from credit cards, as part of our reshaping strategy. Early delinquency (NPL 15 to 90 days) fell to to 4.2% on the expanded portfolio from 4.5%. Early-stage delinquency moves into the 90-day balance later, so this decline is an early sign that delinquency is nearing its peak. Private payroll is the main driver of the increase, as its operating processes are still being optimized. The main cause of missed payments is an employee changing employers, which is why automatic relinkage matters. Relinkage has been live since September and has already reduced NPL formation in this segment. Stage 3 formation, however, remains elevated because our stage-transfer policy keeps loans under observation before they move. Private payroll insurance, now at about 40% penetration, adds further protection to new cohorts. Credit card delinquency is also nearing its peak, although the macro scenario remains challenging for this portfolio. Our reshaping strategy increased the interest-earning portfolio, and credit card interest income grew about 37% year over year, more than offsetting the higher delinquency. All-in cost of risk was 5.9% in 3Q26, in line with 2Q26. The Desenrola refinancing program lowered cost of risk by about 20 bps in the quarter. It also added about 30 bps to Stage 3 formation, through renegotiated loans that had been written off. Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 3: Considering “Provision for expected credit losses on loan commitments”. NPL Formation In % 7 Asset Quality 5.1% 4.9% 4.6% 4.6% 4.5% 4.7% 5.1% 5.3% 5.5% 4.8% 4.7% 4.4% 4.4% 4.4% 4.5% 4.8% 5.0% 5.3% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 NPL > 90 days NPL > 90 (Exp anded po rtfol io ) 4.1% 4.0% 4.3% 4.1% 4.1% 4.0% 4.6% 4.8% 4.5% 3.9% 3.8% 4.0% 3.9% 3.8% 3.8% 4.3% 4.5% 4.2% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 NPL 15-90 days NPL 15 to 90 d (Expanded Portfo lio ) NPL > 90 Days1 In % NPL 15 to 90 Days1 In % 1.65% 1.23% 1.21% 1.52% 1.46% 1.62% 1.69% 1.83% 1.74% 1.56% 1.73% 0 .3 0% 0 .8 0% 1. 30% 1. 80% 2 .30% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 NPL Fo rmatio n NPL Fo rmatio n (e xpanded portfo li o) Stage 3 Formation In % All-in Cost of Risk2 In % 1.87% 1.85% 1.66% 1.60% 1.65% 1.95% 1.99% 2.12% 2.10% 1.76% 2.07% 0 .2% 0 .7% 1. 2% 1. 7% 2 .2% 2 .7% 3 .2% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Sta ge 3 For mation Sta ge 3 For mation (expa nded por tfolio) 4.9% 4.8% 4.6% 5.0% 5.4% 5.3% 5.6% 5.9% 5.9% 4.6% 4.7% 5.2% 5.0% 5.1% 5.5% 5.3% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Cost o f Risk Cost o f Risk Excl .Private �Payro ll Coverage Ratio3 In % 130% 136% 143% 143% 146% 141% 137% 134%135% 10 0% 10 5% 1 0% 1 5% 12 0% 12 5% 13 0% 13 5% 14 0% 14 5% 15 0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits. Note 5: Total loans/(Total funding excluding eligible capital instruments). Note 6: : Average CDI daily rate during the quarter. Cost of Funding⁶ In %, annualized 8 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 18.4; 27% 20.2; 28% 19.1; 26% 20.0; 26% 20.7; 26% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 30.9; 45% 32.4; 44% 33.1; 45% 34.8; 45% 37.0; 46% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 12.2; 18% 14.1; 19% 15.0; 20% 16.2; 21% 17.8; 22% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 6.4; 9% 6.1; 8% 6.9; 9% 6.2; 8% 5.5; 7% 50.3 55.1 59.1 62.2 67.9 72.9 74.1 77.2 81.0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Funding & Funding per Active Clients In R$ billions & in R$ thousand In 3Q26, our platform experienced another robust funding growth, with total deposits reaching R$81 billion, an increase of 19% YoY and a record 9 million clients in the investment avenue. This growth was primarily driven by time deposits, which expanded by 20% YoY. My Piggy Bank remains a key contributor, with R$11.6 billion invested by over 5 million clients. This reflects the product’s strong appeal, promoting financial education and deepening client engagement. Our diversified deposit base supports one of the lowest funding costs in the market, at 70% of CDI in 3Q26. The quarterly increase reflects a change in funding mix and a higher number of business days (65 versus 61), which raises the cost before the business-day adjustment. Our funding cost remains a competitive advantage even with the elevated Selic rate in Brazil and a competitive landscape. This reflects the strength and efficiency of our funding franchise, which is powered by the robust, interconnected ecosystem we have built. Funding 67% 65% 63% 65% 65% 67% 68% 68% 69% 6 0% 6 5% 7 0% 7 5% 8 0% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 14.5% 14.0% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 9.5% 9.6% 9.8% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 64.1% 65.9% 70.0% 62.4% 64.2% 65.9% 67.0% 65.1% 67.7% 65.2% 68.1% 67.9% 3 0. 0% 3 5. 0% 4 0. 0% 4 5. 0% 5 0. 0% 5 5. 0% 6 0. 0% 6 5. 0% 7 0. 0% 2.0% 7.0% 12.0% 17.0% 22.0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 1.90 1.98 1.93 1.96 2.06 2.11 2.02 2.08 2.13 1 .70 1 .80 1 .90 2 .0 2 .10 2 .20 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

R$ millions Note: Definitions are in the Appendix section of this Earnings Release. 9 Our diversified revenue mix continues to drive solid growth. In 3Q26, we achieved net revenues of R$2.7 billion, reflecting YoY growth of 26%, respectively. Net interest income 30% YoY growth was supported by the evolution of our credit portfolio and NIM. This was driven by the strong expansion of Private Payroll loans and higher Credit Card interest earnings, following our ongoing reshaping strategy. Net fee income grew 13% YoY, led by interchange revenues, insurance fees, among other sources, which grew in line with the expansion of our client base, partially offset by lower GMV growth from Intershop. Revenue In R$ millions Financial Performance 1,164; 69% 1,258; 68% 1,363; 74% 1,470; 73% 1,623; 75% 1,819; 76% 1,882; 77% 2,044 ; 78% 2,107; 78% 512; 31% 586; 32% 475; 26% 534; 27% 539; 25% 579; 24% 559; 23% 592; 22% 611; 22% 1,676 1,844 1,838 2,003 2,162 2,398 2,441 2,636 2,718 2,684 2,963 3,162 3,567 3,977 4,294 4,346 4,588 4,790 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 4 ,5 00 5 ,0 00 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Financial Performance

Our NIM 2.0 increased by 68 bps YoY in 3Q26, marking our second-best performance on record. This growth was driven by repricing measures, the continued expansion of Private Payroll Loans, and higher credit card interest income. Compared to the 2Q26, lower NIM is explained by the hedge accounting that benefited the 2Q26 results, as previously mentioned.

NIM after cost of risk reflects the evolution of our credit mix, largely influenced by the growing Private Payroll Loan portfolio and credit card interest earning portfolio, with respective provisioning associated with its expansion.

NIM[1]
In %



Average CDI of the Quarter
10.4%
11.1%
13.0%
14.5%
14.9%
14.9%
14.9%
14.5%
14.0%
NIM 2.0
8.68%
8.74%
8.84%
9.07%
9.28%
9.57%
9.54%
10.12%
9.96%
NIM 2.0 Risk-Adjusted
5.16%
5.30%
5.51%
5.56%
5.62%
5.92%
5.58%
5.86%
5.74%
Annualized IPCA of the Quarter
3.2%
6.0%
8.4%
3.8%
2.5%
2.4%
7.9%
2.3%
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

At Inter, maintaining cost discipline remains a key priority. In 3Q26, total operational expenses grew 17% YoY, well below the 26% growth in net revenues over the same period, demonstrating our commitment to operational efficiency. Headcount increased slightly to approximately 4,300 employees, with a more senior and experienced team, contributing to a 10% YoY rise in costs.

D&A increased 38% YoY, as amortization of investments in the Super App expands. Administrative expenses grew 17% in the year, in line with the increase in clients and transaction volumes, reflecting the operational demand accompanying our sustained growth.

Expenses Breakdown[2]
In R$ millions



3Q24: 787 | 53; 7% | 259; 33% | 475; 60%
4Q24: 841 | 61; 7% | 284; 34% | 496; 59%
1Q25: 831 | 67; 8% | 235; 28% | 528; 64%
2Q25: 873 | 77; 9% | 257; 29% | 540; 62%
3Q25: 913 | 85; 9% | 285; 31% | 543; 60%
4Q25: 1,015 | 112; 11% | 313; 31% | 589; 58%
1Q26: 996 | 93; 9% | 285; 29% | 618; 62%
2Q26: 1,036 | 110; 11% | 303; 29% | 623; 60%
3Q26: 1,067 | 116; 11% | 314; 29% | 637; 60%
QoQ
YoY
+3% +17% Total
+6% +38% D&A
+4% +10% Personnel
+2% +17% Adm.

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Note 2: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses".

Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix
10

Efficiency Ratio1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Excluding taxes on interest on own capital. Note 2: Revenues minus taxes on interest on won capital. R$ millions Revenue vs. Expenses index in a 100 basis 11 Inter Pag acquisition In 3Q26, our efficiency ratio reached 41.9%, demonstrating our strong commitment to cost discipline as efficiency gains continued to advance. We anticipate the gap between net revenue and expenses to widen further, supported by ongoing operational improvements and sustained revenue growth. Financial Performance 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.4% 48.5% 48.3% 47.1% 45.2%45.5% 43.8% 42.1% 41.9% 4 0. 5% 4 5. 5% 5 0. 5% 5 5. 5% 6 0. 5% 6 5. 5% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 100 97 103 105 105 111 132 141 139 147 153 170 167 174 179 113 124 128 138 145 163 181 180 194 212 234 238 258 266 1Q 23 2Q2 33Q 234Q23 1Q 24 2Q2 43Q 244Q24 1Q 25 2Q2 53Q 254Q25 1Q 262Q2 63Q 26 Personnel & Administrative Expenses Net Revenue IOC adjusted 2 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

inter

Financial Performance

We delivered record net income of R$425 million in 3Q26, up 26% from R$336 million in 3Q25. Annualized ROE reached 15.8%, up 160 bps year over year and down 50 bps from 16.3% in 2Q26. The quarterly decline reflects two effects. First, 2Q26 benefited from a one-time positive IPCA impact. Second, average equity increased in 3Q26 due to the positive mark-to-market of treasury securities.

These results reflect our disciplined execution and a clear focus on sustainable growth and profitability.

Net Income & ROE
In R$ millions & In %


ROTE
(Excluding only goodwill)
ROE
Net Income
0.7% 3.0% 5.5% 9.0% 10.0% 10.6% 12.3% 13.7% 14.1% 15.2% 15.5% 16.4% 16.8% 17.6% 17.0%
0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 15.5% 16.3% 15.8%
11 49 91 151 183 206 243 275 287 315 336 374 395 421 425
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26
Net Income Including Minority Interest	24	64	104	160	195	223	260	295	307	332	356	402	418	446	445
ROE Including Minority Interest	1.4%	3.6%	5.7%	8.5%	9.7%	10.4%	11.9%	13.2%	13.6%	14.4%	14.8%	15.9%	16.1%	16.9%	16.3%

Note: Definitions are in the Appendix section of this Earnings Release.

Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix
12

5.1 5.1 2.5 2.5 2.1 7.7 9.7 - 2 .0 4 .0 6 .0 8 .0 1 0. 0 1 2. 0 Banco Inter Inter&Co Our capital base remains solid, with Tier 1 improvement in the quarter to do a more efficient capital allocation. Moreover, Tier 2 increase was a result of additional securities issued during the quarter, taking advantage of favorable market conditions and fiscal benefits from our holding structure. The Basel ratio stood at 15.6% as of September 2026 at the Banco Inter SA level. To further enhance our corporate structure, we also maintain our strong capital base at the holding level, which carries excess capital of R$2.6 billion as of 3Q26. Loan Portfolio Growth QoQ RWA Growth QoQ RWA & Basel Ratio In R$ millions & In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Additional and minimum tier 1 capital requirements. Note 4: Considering Basel Ratio of 14.0%. 7% 8% 1% 1% 7%9% 10 3% 4% 5%-3% 2% 7% 12% Excess Capital Inter&Co1 13 Tier 1 Core Capital Tier 2 Additional Capital Basel Ratio Tier I Capital In R$ billions +27% Tier 1 Perpetual Basel Ratio - Banco Inter S.A. In % Capital 13.3% 12.0% 11.6% 11.5% 12.2% 0.6% 0.6% 1.2% 1.2% 1.3% 1.8% 1.9% 1.7% 2.2% 14.6% 14.4% 14.0% 14.4% 15.6% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 10 .0% 12 .0% 14 .0% 16 .0% 18 .0% 3Q25 4Q25 1Q26 2Q26 3Q26 Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

R$ millions Balance Sheet Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

R$ millions 15 3Q26 Income Statement Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Basel ratio: Referential equity Risk weighted assets Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. 16 Non-IFRS measures and KPIs Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Appendix

Non-IFRS measures and KPIs

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter x 63}}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural}\\ \text{receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Rural}\\ \text{product bill + Debentures (Amortized cost) + Investment fund quotas + Certificates of real estate receivables +}\\ \text{Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills}\\ \text{+ Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income + Net result from services and comissions + Other revenue} -\\ \text{Tax expenses + Taxes on interest on own capital}\end{array}}$$

Expanded Loan Portfolio:

Expanded Loan Portfolio considers "Loan Portfolio" + "Private Securities"

Fee income ratio:

$$\frac{\text{Net result from services and commissions + Other revenue}}{\text{Net Interest Income + Net result from services and comissions + Other revenue} - \text{Tax expense}}$$

Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 17

Funding: Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Global Clients: Includes Brazilian Global Account clients, US clients and international investors. Gross loan portfolio: Loans and Advance to Customers + Loans to financial institutions Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus. Gross take rate: Inter Shop gross revenue GMV Loan portfolio: "Loans and Advance to Customers", gross of provision for expected losses Margin per active client gross of interest expenses: ARPAC gross of interest expenses – Cost to Serve Margin per active client net of interest expenses: ARPAC net of interest expenses – Cost to Serve Net fee income: Net result from services and commissions + Other Revenue + Revenue foreign Exchange Net interest income: Interest Income + Interest Expenses + Income from securities + Income from derivatives Net revenue: Net interest income + Net fee income Net take rate: Inter Shop net revenue GMV Net revenue IOC adjusted: Net interest income + Net fee income + Taxes on interest on own Capital 18 Non-IFRS measures and KPIs Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

Appendix

Non-IFRS measures and KPIs

NIM 2.0 - IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses - Interbank deposits)}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter - Overdue balance higher than 90 days inthe previous quarter + Write - off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Private Securities:
Private Securities comprise the following instruments: Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), Development Bills of Credit, and FIDC Fund Quotas.

Return on average equity (ROE):

$$\frac{\text{(Profit / (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Return on Average Tangible Equity (ROTE):

$$\frac{\text{(Profit (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity} - \text{intangible assets}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\text{Net Interest Income + Net result from services and comissions + Other revenue - Tax expense - Impairment losses on financial assets}}$$

Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Appendix 19

Risk-Adjusted NIM 2.0: Net interest income and income from securities, derivatives and foreign exchange − Impairment losses on Linancial assets x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Linancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative Linancial assets + Loans and advances to customers, net of provisions for, expected credit losses – Interbank deposits − Credit card transactor portfolio) SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Securities: Income from securities and derivatives – Income from derivatives Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue 20 Non-IFRS measures and KPIs Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to- serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 21 Disclaimer Appendix Quarter Highlights Unit Economics Loan Porfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Appendix